

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

August 22, 2016

<u>Via E-mail</u>
David C. Silvius
Chief Financial Officer,
 Vice President and Treasurer
Astec Industries, Inc.
1725 Shepherd Road
Chattanooga, Tennessee 37421

   Re: Astec Industries, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2015
     Filed February 29, 2016
     File No. 001-11595

Dear Mr. Silvius:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Brian Cascio

        Brian Cascio
        Accounting Branch Chief
        Office of Electronics and Machinery